82-4044

FOSCHINI

LIMITED

02 DEC 20 AM 9:27

Stanley Lewis Centre
340 Voortrekker Road
Parow East 7500
P O Box 6020 Parow East 7501
Telephone (021) 938 1911
Fax (021) 938 7473

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

02060737

RN
5 December, 2002

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
WASHINGTON, D.C. 20549
USA

SUPPL

Dear Sirs

FOSCHINI LTD - EXEMPTION PURSUANT TO RULE 12g3 - 2(b)

We attached the following for submission in terms of the above:

1. Foschini Ltd Interim Profit Announcement for the half-year to September 2002 recently published in the press and mailed to shareholders.

Yours faithfully
FOSCHINI LIMITED

R NARUNSKY
for: The Company Secretary.

dlw 1/2/03

FOSCHINI

FOSCHINI LIMITED INTERIM PROFIT ANNOUNCEMENT

Registration number 1937/009504/06 Share codes: FOS-FOSP
ISIN codes: ZAE000031019 – ZAE000031027

Foschini Group Results for the half year ended September 2002

This report has not been audited or reviewed by the company's auditors.

HIGHLIGHTS

- Turnover up by 20,6%
- Trading income up by 50,6%
- Headline earnings per share up by 58,0%
- Interim dividend per share increased by 54,8%
- Sustained strong balance sheet

CONSOLIDATED BALANCE SHEET

	Sept. 2002 Unaudited Rm	Sept. 2001 Unaudited Rm	March 2002 Audited Rm
ASSETS			
Non-current assets			
Fixed assets	**265,4**	310,9	271,8
Goodwill	**19,8**	13,9	12,4
Preference share investment	**150,0**	150,0	150,0
Loans	**87,9**	94,9	92,8
Loan debtors	**413,1**	312,4	388,0
Participation in export partnerships	**252,1**	277,0	260,4
	1 188,3	1 159,1	1 175,4
Current assets			
Inventory	**608,2**	561,8	595,1
Accounts receivable	**1 371,5**	1 224,4	1 288,8
Cash	**31,3**	40,1	26,8
	2 011,0	1 826,3	1 910,7
Total assets	**3 199,3**	2 985,4	3 086,1
EQUITY AND LIABILITIES			
Capital and reserves	**1 935,7**	1 868,2	1 830,1
Minority interest	**5,9**	3,9	8,6
Non-current liabilities			
Interest bearing debt	**372,0**	369,3	431,8
Deferred taxation	**185,1**	214,7	193,4
	557,1	584,0	625,2
Current liabilities			
Interest bearing debt	**–**	63,9	57,8
Accounts payable	**595,7**	408,5	507,6
Taxation	**104,9**	56,9	56,8
	700,6	529,3	622,2
Total equity and liabilities	**3 199,3**	2 985,4	3 086,1

CONSOLIDATED INCOME STATEMENT

	26 weeks ended 28.09.2002 Unaudited Rm	26 weeks ended 29.09.2001 Unaudited Rm	Change %	year ended 31.03.2002 Audited Rm
Turnover	**1 815,5**	1 505,8	20,6	3 289,9
Cost of turnover	**1 061,9**	887,4		1 998,3
Gross profit	**753,6**	618,4		1 291,6
Net income – RCS Personal Finance (note 3)	**18,2**	13,2		32,5
Trading expenses (note 4)	**(525,8)**	(468,2)		(990,8)
Trading income	**246,0**	163,4	50,6	333,3
Dividends received	**7,7**	6,8		15,2
Operating income	**253,7**	170,2		348,5
Finance charges	**31,5**	28,4		62,6
Net operating income	**222,2**	141,8		285,9
Goodwill written off *	**2,4**	1,6		3,1
Income before taxation	**219,8**	140,2	56,8	282,8
Taxation	**63,3**	35,6		74,6
Income after taxation	**156,5**	104,6		208,2
Minority interest	**2,7**	3,4		8,3
Retained earnings	**153,8**	101,2		199,9
Adjustment *	**2,4**	1,6		3,1
Headline earnings	**156,2**	102,8	51,9	203,0
Earnings per ordinary share (cents)	**68,1**	43,1		86,6
Goodwill written off per ordinary share (cents)	**1,1**	0,7		1,3
Headline earnings per ordinary share (cents)	**69,2**	43,8	58,0	87,9
Diluted earnings per ordinary share (cents)	**67,3**			86,2
Diluted headline earnings per ordinary share (cents)	**68,3**			87,5
Dividend per share (cents)	**24,0**	15,5	54,8	31,0
Dividend cover (times)	**2,7**	2,7		2,7

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	26 weeks ended		year ended
	28.09.2002	29.09.2001	31.03.2002
	Unaudited	Unaudited	Audited
	Rm	Rm	Rm
Equity at the beginning of the period	**1 830,1**	1 854,5	1 775,1
Earnings for the period	**153,8**	101,2	199,9
Dividends paid	**(35,2)**	(13,2)	(48,0)
Shares purchased by subsidiary	**(13,0)**	(74,3)	(96,9)
Equity at the end of the period	**1 935,7**	1 868,2	1 830,1



SUPPLEMENTARY INFORMATION

Net ordinary shares in issue(millions)	**224,8**	229,3	226,3
Weighted average ordinary shares in issue (millions)	**225,8**	234,8	231,0
Tangible net asset value per ordinary share (cents)	**852,1**	808,6	803,2
Capital expenditure	**74,1**	54,4	112,5
Lease expenses	**160,2**	145,6	312,1

(1A)



Furnished pursuant to Rule 12g3 – 2(b)/FOSCHINI LIMITED 333-6390

CONSOLIDATED CASH FLOW STATEMENT

	Sept. 2002 Unaudited Rm	Sept. 2001 Unaudited Rm	March 2002 Audited Rm
Cash flows from operating activities			
Cash generated by operations	311,4	236,2	473,2
(Increase) decrease in working capital	(7,7)	44,0	(11,6)
Cash generated by operating activities	303,7	280,2	461,6
Decrease in loans	4,9	5,9	7,5
Finance charges	(31,5)	(28,4)	(62,6)
Taxation	(23,5)	(60,8)	(104,1)
Dividend	(37,3)	(13,2)	(48,0)
Net cash inflows from operating activities	216,3	183,7	254,4
Cash flows from investing activities			
Purchase of fixed assets	(54,1)	(50,3)	(112,5)
Proceeds of sale of fixed assets	2,8	2,5	5,9
Decrease in participation in export partnerships	8,3	12,8	29,4
Increase in loan debtors	(25,1)	(49,9)	(125,5)
Share buy-back by subsidiary	(13,0)	(74,3)	(96,9)
Purchase of additional shares in RCS Personal Finance	(13,1)	–	–
Net cash outflows from investing activities	(94,2)	(159,2)	(299,6)
Cash flows from financing activities			
(Decrease) increase in long-term loans	(59,8)	(18,1)	44,4
(Decrease) increase in short-term loans	(57,8)	8,4	2,3
Net cash (inflows) outflows from financing activities	(117,6)	(9,7)	46,7
Net increase in cash and cash equivalents during the period	4,5	14,8	1,5
Cash and cash equivalents at the beginning of the period	176,8	175,3	175,3
Cash and cash equivalents at the end of the period	181,3	190,1	176,8

NOTES

1. These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies, as set out in the group's annual report for the year ended 31 March 2002, have been consistently applied throughout the six months under review.

2. Included in share capital are 15,7 (2001: 11,2) million shares, which were repurchased by a subsidiary of the company. These have been eliminated on consolidation.

	Sept. 2002 Unaudited Rm	Sept. 2001 Unaudited Rm	March 2002 Audited Rm
3. **Net income**			
– RCS Personal Finance			
Interest received	**60,5**	43,7	97,5
Interest paid	**(23,5)**	(16,4)	(38,0)
Other costs/income	**(18,8)**	(14,1)	(27,0)
	18,2	13,2	32,5
4. **Trading expenses**			
Depreciation	**(59,4)**	(67,7)	(126,8)
Employee costs	**(271,4)**	(246,5)	(528,2)
Occupancy costs	**(154,4)**	(136,2)	(280,3)
Restraint of trade payments (note 5)	**(22,0)**	–	–
Other operating costs/income	**(18,6)**	(17,8)	(55,5)
	(525,8)	(468,2)	(990,8)

5. Restraint of trade agreements have been entered into with a number of key employees.



SEGMENTAL ANALYSIS

	Sept. 2002 Unaudited Rm	Sept. 2001 Unaudited Rm	March 2002 Audited Rm
Contribution to income after taxation			
Retail	**144,4**	95,8	187,7
RCS Personal Finance	**12,1**	8,8	20,5
Total	**156,5**	104,6	208,2
Total segment assets			
Retail	**2 781,2**	2 655,5	2 667,6
RCS Personal Finance	**418,1**	329,9	418,5
Total	**3 199,3**	2 985,4	3 086,1
Total segment liabilities			
Retail	**871,3**	803,5	859,7
RCS Personal Finance	**386,4**	309,8	387,7
Total	**1 257,7**	1 113,3	1 247,4

No further segmental reporting is provided as, in the opinion of the directors, there are no material groups of related products nor geographical components within the group which are subject to significantly different risks and rewards.

COMMENT

RESULTS

We are extremely pleased with our group's trading performance for the first 6 months of this financial year, these results being achieved on the back of last year's growth in headline earnings per share of 75,4%. For the first 6 months sales increased by an impressive 20,6%, which together with improved gross margins, resulted in net operating income increasing by 56,7%. Headline earnings per share increased by 58,0% from 43,8 to 69,2 cents per share. The group has maintained its policy of covering its dividend 2,7 times at the interim stage and a dividend of 24 cents per share has been declared, an increase of 54,8%.

During this period the group opened 18 new stores across all divisions, whilst at the same time closing 20. At the end of the period, the group was trading out of 1,184 stores with a trading area of 312,639 square metres, a growth of 2% compared to the end of the last financial year.

The group's already strong balance sheet continues to improve with a gearing ratio of below 10%. Cash generated by operating activities for the six months amounted to R303,7 million, which resulted in the group's total borrowings at the end of the period being reduced by R117,6 million.

TRADING DIVISIONS

All divisions performed beyond expectations and at growth levels well above the inflation rate in our industry. Sales and sales growths in the various divisions were as follows:

	No. of stores	Sales Rm	% change
Foschini	342	791,1	19,6
Markhams	205	333,8	19,2
Exact!	168	167,5	22,5
Sports division	150	227,8	25,5
Jewellery division	307	250,4	6,7
@home	12	44,9	n/a

Internal inflation in the group for the first 6 months averaged approximately 8% and the sales growths achieved were accordingly real. Total same store sales for the half year grew by 17,6%, with apparel growing at an impressive 25,3%, jewellery 5,4%, cosmetics 25,1% and cell phones 5,4%.

The restructuring of the Foschini division is now achieving the desired result and its improvement during this period was exceptional with total same store growth of 18,7% and same store apparel growth of 20,2%. Fashion Express accounted for 12,3% of this division's turnover, the balance coming from the Foschini and Donna Claire Stores.

The Markhams division continues with its strong performance with same store growth of 18,9%. Its RJL division traded particularly well.

Exact! had a very encouraging performance, achieving total same store growth of 25,4% and 32,2% for apparel. Its relocation strategy into shopping centres continues.

The Sports division, trading as Sport Scene and Totalsports, continued its very impressive performance by growing its turnover 25,5% following on a strong 24,9% growth for the last financial year. The same store growth was 22,5%.

Our Jewellery division, comprising American Swiss Jewellers and Sterns, again grew its market share in a shrinking market. This

division continues to rationalise its store portfolio, which will improve sales densities for the future.

Our newly established @home division is trading well above expectations and has grown its store base from 8 stores at the year-end to 12. A further 3 stores will be opened during the remainder of the financial year, and this division will be grown to approximately 40 stores over the next few years.

CREDIT AND FINANCIAL SERVICES

Our debtors book, which amounts to R1,3 billion increased by only 13,5% on a turnover growth of 20,6%, reflecting continuing improvement in the group's debtors book, which as usual continues to remain very conservatively valued. Cash sales as a percentage of total sales increased from 27% to 28%.

RCS Personal Finance, our personal loans business, which selectively advances pre-approved loans to our best customers continued with its growth in profitability and contributed a net surplus, before minority interest, of R18,2 million to our group compared to R13,2 million in the comparative period last year. During the period under review the group purchased an additional 14,3% of this company for R13,1 million, increasing the group's holding to 77,3%. Adequate provisions are made on all loans advanced and this division's current bad debt experience remains below 4% of advances.

The RCS Cards Division, which offers credit to merchants outside of the group, also performed admirably during the period under review. This division, whilst still in its infancy, will become a meaningful contributor to group profits in the future. The RCS Cards debtors book at the mid-year amounted to R82 million.

SHARE BUY BACK

Under the group's share buy back programme, a further 1,5 million shares were repurchased, bringing the total number of shares held as treasury stock to 15,7 million. These shares, which were acquired at an average cost of R7 per share, comprise 6,53% of the company's issued share capital.

PROSPECTS

Turnover for the first 5 weeks of the second half has continued its very pleasing trend, growing on a similar basis to the first half. We expect trading conditions to be more challenging in the second half of the financial year due to the rising interest rates and the resultant effect on the consumer. In addition, the second half of the year is always heavily dependent on the level of Christmas trading. Notwithstanding these factors, we remain confident about the second half and expect a material growth in earnings for the full year.

PREFERENCE DIVIDEND INCLUDING NOTIFICATION OF RECORD DATE

Dividend no. 132 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2003 has been declared, payable on 31 March 2003 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 28 March 2003.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 20 March 2003. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Monday, 24 March 2003 and the record date, as indicated, will be Friday, 28 March 2003.


PUMA
TEMPO

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 24 March 2003 to Friday, 28 March 2003, both dates inclusive.

INTERIM ORDINARY DIVIDEND, INCLUDING NOTIFICATION OF RECORD DATE

The directors have declared an interim ordinary dividend of 24,0 cents per ordinary share payable on Monday 6 January 2003 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 3 January 2003.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Tuesday, 24 December 2002. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Friday, 27 December 2002 and the record date, as indicated, will be Friday, 3 January 2003.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 27 December 2002 to Friday, 3 January 2003, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

SIGNED ON BEHALF OF THE BOARD

E Osrin, Chairman　　D M Polak, Managing Director

4 November 2002

RETAIL CREDIT SOLUTIONS

FOSCHINI

donna-claire
FASHION IN SIZES 16-28

fashion EXPRESS

MARKHAMS

RJL
The sharp side of the edge.

exact!

STERNS
FOR NOW·FOREVER

AMERICANSWISS
YOU DESERVE IT

Sport scene

TotalSPORTS

TFG
APPAREL SUPPLY COMPANY

@home
THE HOMEWARE STORE

DIRECTORS: E Osrin (Chairman)*, D M Nurek (Deputy Chairman)*, S E Abrahams*, L F Bergman*, W V Cuba*, N H Goodwin*, M Lewis*, D M Polak, R Stein (*Non-Executive) **REGISTERED OFFICE:** Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500

TRANSFER SECRETARIES: Computershare Investor Services Ltd, 9th Floor, 70 Marshall Street, Johannesburg, 2001 **SPONSOR:** UBS Warburg Securities (South Africa) (Pty) Ltd, a financial services group of UBS AG (member of the JSE Securities Exchange South Africa) (Registration Number 1996/011140/07).

Visit our website at http://www.foschinigroup.com/